BY EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax
April 3, 2015	Heather L. Emmel +1 212 310 8849 Heather.emmel@weil.com

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Registration Statement on Form S-1 of Milacron Holdings Corp. (f/k/a Mcron Acquisition Corp.)

Dear Ladies and Gentlemen:

On behalf of Milacron Holdings Corp. (the “Registrant”), please accept for filing, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Registrant’s Registration Statement on Form S-1 (the “Registration Statement”) relating to the initial public offering of the Company’s common stock.

The Registrant is providing (i) as Exhibit A, a letter from Ryan C. Milne of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) to the Registrant, dated March 6, 2015 and (ii) as Exhibit B, a letter from the Registrant to the Commission’s Office of the Chief Accountant, dated February 5, 2015. Each of Exhibits A and B relate to the Registrant’s Rule 3-05 obligation for the acquisition of Mold-Masters Luxembourg Holdings S.à r.l (“Mold-Masters”) and the Registrant’s proposal to present supplemental financial data of Mold-Masters in the Registration Statement for periods prior to its acquisition by the Registrant. Please contact the undersigned at (212) 310-8849 with any questions or comments concerning the above or the Registration Statement generally.

Sincerely,

/s/ Heather L. Emmel

Heather L. Emmel, Esq.

EXHIBIT A

DIVISION OF CORPORATION FINANCE	UNITED STATES SECURITIES AND EXCHANGE COMMISSION 100 F Street, NE WASHINGTON, D.C. 20549

March 6, 2015

Via facsimile

Mr. Bruce Chalmers

Chief Financial Officer

Mcron Acquisition Corp.

3010 Disney Street

Cincinnati, OH 45209

Re:	Mcron Acquisition Corp.

Anticipated Registration Statement on Form S-1

Dear Mr. Chalmers,

In your letter dated February 5, 2015, you request that the staff not object to your proposal to include 21 months of post-acquisition financial statements to satisfy the Rule 3-05 requirements related to your acquisition of Mold-Masters Luxembourg Holdings S.à r.l. (“Mold-Masters”) on March 28, 2013. Additionally, you request to present selected financial data for Mold-Masters for the years ended December 31, 2010, 2011 and 2012 and the period from January 1, 2013 to March 28, 2013 prepared in accordance with EFRS as adopted by the European Union. During our telephone conversation on February 23, 2015, you represented that the reconciling adjustments to U.S. GAAP were immaterial for the year ended December 31, 2012.

Based on the information provided, we will not object to your proposal to present 21 months of post-acquisition financial statements to satisfy your Rule 3-05 obligation for the acquisition of Mold-Masters. We will not object to your proposal to present selected financial data for the pre-acquisition periods if you either reconcile the periods to U.S. GAAP or state, if true, that there is no material difference between your presentation and U.S. GAAP. Our conclusion is based solely on the information included in your letter and our telephone conversation. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3688.

Sincerely,

/s/ Ryan C. Milne

Ryan C. Milne
Associate Chief Accountant

EXHIBIT B

February 5, 2015

Mr. Mark Kronforst	Sent via e-mail: dcaoletters@sec.gov
Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Kronforst:

Mcron Acquisition Corp. (“Mcron,” the “Company,” “our” or “we”) is contemplating an initial public offering of its common stock (the “IPO”). We currently anticipate that the Company will initially file a registration statement on Form S-1 (the “Registration Statement”) during the second or third quarter of 2015. We are seeking to confirm that the staff in the Division of Corporation Finance (the “Staff”) will not object to our conclusions set forth herein relating to the presentation of certain financial statements and related information to be included in the Registration Statement.

Mcron Background

Mcron is a corporation incorporated in Delaware that operates in the plastics processing industry. Mcron’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Mcron will include audited financial statements of Mcron and its subsidiaries for the fiscal years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013 in the initial filing of the Registration Statement. Mcron is not an emerging growth company.

Mold-Masters Acquisition

On March 28, 2013, Mcron acquired (the “Acquisition”) 100% of the equity interests of Mold-Masters Luxembourg Holdings S.à r.l., a company incorporated under the laws of the Grand Duchy of Luxembourg as a private limited liability company (“Mold-Masters”). Mold-Masters’ financial statements for periods prior to the Acquisition were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the European Union and were reported in Canadian dollars. The acquisition of Mold-Masters’ by Mcron qualifies as the acquisition of a significant business under Rule 3-05 of Regulation S-X at a significance level of greater than 80%. See Annex A for detail regarding the calculation of the significance level for the Acquisition.

Mold-Masters Financial Statements Presentation

At the time of the initial filing of the Registration Statement, the operations of Mold-Masters will have been included in the results of operations of Mcron for one full year, the year ended December 31, 2014, and approximately nine months, the period March 28, 2013 to December 31, 2013 (or a total of over 21 months). These periods are covered by Mcron’s audited financial statements prepared in accordance with U.S. GAAP.

Under Rule 3-05 of Regulation S-X, generally, if an acquired company is significant at a level that exceeds 50%, a registrant must include three full years of audited financial statements for the acquired company in a registration statement. Furthermore, Rule 3-05(b)(4)(iii) provides that if an acquisition had a significance level of greater than 80%, a registration statement should include audited financial statements of the acquired company that, when added to the time for which audited income statements after the acquisition are available, equals three full years. Section 2030.4 of the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”) permits a registrant to apply the time periods in which the results of an acquired company were included in the audited results of the registrant to reduce the number of periods for which pre-acquisition income statements of the acquired company are required.

In the case of an acquisition of a foreign business, Section 6410.8 of the Financial Reporting Manual provides that if three years of audited financial statements of the acquired foreign business would be required based on the significance level under Rule 3-05 of Regulation S-X, a registrant may elect to present the acquired business’ statements for only two years if they are prepared in accordance with U.S. GAAP. Finally, under Rule 3-06 of Regulation S-X, a registrant may use financial statements for an acquired business for a period of nine to 12 months to satisfy the requirement to file financial statements for a year period.

Applying the foregoing rules and guidance to Mcron and the Acquisition:

•	The Acquisition of Mold-Masters is significant at the 80% level, thus triggering the requirement to include the financial statements of Mold-Masters in the Registration Statement.

•	Mold-Masters meets the definition of a foreign business in accordance with Rule 1 -02(1) of Regulation S-X and, as a result, Mcron can rely on the guidance under the Financial Reporting Manual Section 6410.8 to provide two years as opposed to three years of Mold-Masters’ audited financial statements, if such financial statements are prepared in connection with U.S. GAAP.

•	Mold-Masters has been included in Mcron’s audited consolidated financial statements prepared in accordance with U.S. GAAP for one full year and over nine months. Under Rule 3-06 of Regulation S-X, these periods satisfy the requirement to include Mold-Masters’ financial statements for two years.

•	The inclusion of Mold-Masters in Mcron’s U.S. GAAP audited financial statements for this two year period is consistent with the guidance provided in Section 6410.8 of the Financial Reporting Manual.

Accordingly, we believe that the inclusion of the results of Mold-Masters in the consolidated financial statements of Mcron and its subsidiaries (including Mold-Masters) for one full year (2014) and over nine months (March 28, 2013 to December 31, 2013), which will be audited and prepared in accordance with U.S. GAAP, satisfies the requirements of Rule 3-05 of Regulation S-X and that Mcron is not required to include additional financial statements of Mold-Masters for periods prior to the Acquisition in the Registration Statement.

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Additional Financial Information to be Presented

In addition to the financial statements that are required under Rule 3-05 of Regulation S- X, Mcron intends to present selected financial information for Mold-Masters for the years ended December 31, 2010, 2011 and 2012 and the period from January 1, 2013 to March 28, 2013 (the date of the Acquisition). The financial information will be derived from financial statements that were prepared in accordance with IFRS as adopted by the European Union. This selected financial information will not be reconciled to U.S. GAAP and will be presented in Canadian dollars with a convenience translation to U.S. dollars for the most recent fiscal year and interim period.

The purpose of this presentation is to provide investors with a view of the longer-term trends of results of operations of Mcron and Mold-Masters, before and after the Acquisition, than what is captured in Mcron’s audited consolidated financial statements for the three years covered by those financial statements. We believe that the presentation will be helpful to investors while also being consistent with Regulation S-X.

Concluding Comments

We respectfully request the Staff confirm that it will not object to our proposed financial statement presentation to be included in the Registration Statement as described.

The conclusions supporting our request are described in the preceding sections above. We would appreciate a response from you regarding this matter as soon as possible so that we can determine the scope of work necessary to comply with SEC filing requirements. We and our independent registered public accounting firm, Ernst & Young LLP, would be pleased to speak with the Staff to discuss this matter. If you have questions regarding this matter or would like to arrange a conference call, you can contact me at (513) 487-5014.

Respectfully,

Bruce Chalmers Chief Financial Officer

cc:	Heather L. Emmel
Weil, Gotshal & Manges LLP

cc:	Ritu Furlan
Ernst & Young LLP

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ANNEX A

	Mold-Masters (1)	Mcron(2)	Result of Test
Investment Test	Equity purchase price: $773.8 million	Pre-acquisition consolidated total assets: $672.6 million	Approximately 110%

Asset Test	Pre-acquisition consolidated total assets: $390.3 million	Pre-acquisition consolidated total assets: $672.6 million	Approximately 55%

Income Test	Pre-acquisition earnings before income taxes: $41.3 million	Pre-acquisition earnings before income taxes: $(15.4) million	Approximately 268%

(1)	Mold-Masters financial information is (i) presented as of and for the year ended December 31, 2012, (ii) has been translated into U.S. dollars from Canadian dollars and (iii) has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union.
(2)	Mcron financial information is presented as of and for the year ended December 31, 2012.